UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

REE Automotive Ltd.
(Name of Issuer)

Class A Ordinary Shares without par value
(Title of Class of Securities)

M8287R202
(CUSIP Number)

Kukac LLC 9060 W. Cheyenne Avenue, Las Vegas, NV 89129 (284) 494-2860
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8287R202	SCHEDULE 13D	Page 2 of 7 Pages

1	Name of Reporting Persons
Kukac LLC

2	Check the Appropriate Box if a member of a Group (See Instructions)		(a)	☒
			(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions)
WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
-0-

	8	Shared Voting Power
1,502,972

	9	Sole Dispositive Power
-0-

	10	Shared Dispositive Power
1,502,972

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,502,972

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13	Percent of Class Represented by Amount in Row (11)
8.0%

14	Type of Reporting Person (See Instructions)
CO

CUSIP No. M8287R202	SCHEDULE 13D	Page 3 of 7 Pages

1	Name of Reporting Persons
Kayrow Limited

2	Check the Appropriate Box if a member of a Group (See Instructions)		(a)	☒
			(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6	Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
-0-

	8	Shared Voting Power
1,502,972

	9	Sole Dispositive Power
-0-

	10	Shared Dispositive Power
1,502,972

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,502,972

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13	Percent of Class Represented by Amount in Row (11)
8.0%

14	Type of Reporting Person (See Instructions)
CO

CUSIP No. M8287R202	SCHEDULE 13D	Page 4 of 7 Pages

Item 1.  Security and Issuer

This Schedule 13D (the "Schedule 13D") relates to class A ordinary shares without par value (the "Shares"), of REE Automotive Ltd., a public company organized under the laws of the State of Israel (the "Issuer"). The principal executive offices of the Issuer are located at Kibbutz Glil-Yam, 4690500, Israel.

Item 2.  Identity and Background

(a)	Name: The entities and persons filing this statement (together, the “Reporting Persons”) are: Kukac LLC Kayrow Limited

(b)	Residence or Business Address: The address of the principal place of business for each of the Reporting Persons is: 9060 W Cheyenne Ave. Las Vegas, NV 88129

(c)
Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The principal business of the Reporting Persons is to make private investments.

(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Citizenship: Kukac LLC - Delaware Kayrow Limited - British Virgin Islands

Item 3.  Source and Amount of Funds or Other Consideration
Of the Shares reported as beneficially owned by Kukac LLC, 1,091,703 Shares were acquired pursuant to the Securities Purchase Agreements, dated as of September 15, 2024 (the “Purchase Agreements”), by and among the Issuer and the other persons party thereto (the “Purchasers”). The closing of the transactions contemplated by the Purchase Agreements (the “Closing”) occurred on September 18, 2024 (the “Closing Date”).  The foregoing description of the Purchase Agreements is qualified in its entirety by reference to the full text of the form of Purchase Agreements, a copy of which is included as Exhibit 99.1 to this Statement and incorporated herein by reference.
The source of funds for this transaction was Kukac LLC’s working capital.
Kukac LLC purchased 103,577 Shares on December 20, 2023 in a separate private transaction.

Item 4.  Purpose of Transaction
Kukac LLC purchased 1,091,703 Shares pursuant to the Purchase Agreements.  Accordingly, as of September 23, 2024, it holds a total of 1,502,972 Shares.  Kukac LLC also holds (i) warrants exercisable for 785,855 Shares and (ii) promissory notes convertible into 830,853 Shares. No Reporting Person has any voting rights in respect of the Shares underlying the aforementioned warrants and promissory notes.
Kukac LLC purchased the Shares for investment purposes in the ordinary course of its business.  The Reporting Persons have no present plan or proposal to acquire or dispose of any Shares, although consistent with its investment purpose, a Reporting Person may at any time and from time-to-time acquire additional Shares or other securities of the Issuer or dispose of any or all of its Shares or other securities, as applicable, depending upon prevailing market, economic and other conditions, other investment and business opportunities available to the Reporting Persons, liquidity requirements of the Reporting Persons, tax considerations and/or other investment considerations.

None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. M8287R202	SCHEDULE 13D	Page 5 of 7 Pages

Item 5.  Interest in Securities of the Issuer
As of September 23, 2024, the Reporting Persons may be deemed to beneficially own 1,502,972 Shares representing approximately 8.0% of the 18,882,549 Shares reported to be outstanding and warrants exercisable for 785,855 Shares and promissory notes convertible into 830,853 Shares.
The warrants may be exercised at a price of $4.42 per Share at any time on or prior to December 3, 2028 at the option of Kukac LLC.  No Reporting Person has any voting rights in respect of the Shares underlying the aforementioned warrants. The foregoing description of the warrants is qualified in its entirety by reference to the full text of the Form of the Warrants, a copy of which is included as Exhibit 99.2 to this Statement and incorporated herein by reference.
The promissory notes are convertible into Shares at a price of $4.81 per Share during certain agreed periods at the option of Kukac LLC.  No Reporting Person has any voting rights in respect of the Shares underlying the aforementioned  promissory notes. The foregoing description of the promissory notes is qualified in its entirety by reference to the full text of the Form of the Convertible Promissory Notes, a copy of which is included as Exhibit 99.3 to this Statement and incorporated herein by reference.
Kukac LLC has no present intention to exercise the aforementioned warrants or convert the aforementioned promissory notes.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer
None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except the arrangements and relationships described in Item 5 above.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement
99.1	Form of Purchase Agreements (incorporated by reference to Exhibit 10.1 to REE Automotive Ltd.’s Form 6-K, File No. 001-40649, filed with the SEC on September 19, 2024)
99.2	Form the Warrant (incorporated by reference to Exhibit 99.3 to REE Automotive Ltd.’s Form 6-K, File No. 001-40649, filed with the SEC on November 28, 2023)
99.3	Form of the Convertible Promissory Notes Agreement (incorporated by reference to Exhibit 99.2 to REE Automotive Ltd.’s Form 6-K, File No. 001-40649, filed with the SEC on November 28, 2023)

CUSIP No. M8287R202	SCHEDULE 13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.  I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2024

KUKAC LLC

By:	/s/ Jacqueline Daley
Name:	Jacqueline Daley
Title:	Director

KAYROW LIMITED

By:	/s/ Christina Rodriguez
Name:	Christina Rodriguez
Title:	Director

CUSIP No. M8287R202	SCHEDULE 13D	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement
99.1	Form of Purchase Agreements (incorporated by reference to Exhibit 10.1 to REE Automotive Ltd.’s Form 6-K, File No. 001-40649, filed with the SEC on September 19, 2024
99.2	Form the Warrant (incorporated by reference to Exhibit 99.3 to REE Automotive Ltd.’s Form 6-K, File No. 001-40649, filed with the SEC on November 28, 2023)
99.3	Form of the Convertible Promissory Notes Agreement (incorporated by reference to Exhibit 99.2 to REE Automotive Ltd.’s Form 6-K, File No. 001-40649, filed with the SEC on November 28, 2023)